Exhibit 97

Effective 19 February 2026

HALEON MALUS AND CLAWBACK POLICY

1.	PURPOSE
1.1.

The purpose of this policy is to set out the principles of malus adjustment and clawback applicable to all employees (including Executive Directors) of Haleon plc (the “Company”) and any of its subsidiaries from time to time (the “Group”).

1.2.

The Board of the Company (the “Board”) has adopted this policy (the “Malus and Clawback Policy”) to align the interests of employees with the long-term interests of the Group and its shareholders, to promote effective risk management, and to encourage appropriate conduct and culture. Part A of this policy (the “Discretionary Malus and Clawback Policy”) is adopted in accordance with the requirements of the Financial Reporting Council’s UK Corporate Governance Code and investment guidelines such as the Investment Association’s Principles of Remuneration, as amended from time to time. Part B of this policy (the “Mandatory Clawback Policy”) is adopted to satisfy the requirements of Rule 10D-1 promulgated by the U.S. Securities and Exchange Commission (the “SEC”), and Section 303A.14 of the New York Stock Exchange (“NYSE”) Listed Company Manual, and applies only to the Executive Officers (as defined herein) of Haleon plc.

1.3.

Malus allows the Company’s Remuneration Committee (the “Committee”) to reduce ‘at risk’ or unvested variable remuneration of participants in the Company’s annual bonus and discretionary share plans, prior to vesting or payment. Clawback allows the Committee to recover all or part of any vested or paid variable remuneration from a participant or take certain other actions in accordance with the rules of the applicable plans, in certain circumstances.

1.4.	The Malus and Clawback Policy may be amended from time to time by the Committee at its discretion. Employees will be made aware of any significant amendments and how this impacts their remuneration.
1.5.

With respect to Executive Officers, the Mandatory Clawback Policy and the Discretionary Malus and Clawback Policy will be applied independently by the Committee, provided that if the Committee determines clawback is mandatory under the Mandatory Clawback Policy, the Committee may in its discretion impose further penalties under the Discretionary Malus and Clawback Policy, but may not exercise any discretion to reduce the amount of mandatory clawback.

PART A

DISCRETIONARY MALUS AND CLAWBACK POLICY

1.	SCOPE AND APPLICABILITY
1.1.

The Discretionary Malus and Clawback Policy applies to current and former Executive Directors of the Company and current and former Group employees (each an “Employee”) who are granted awards or receive any remuneration under the Annual Bonus Plan (“ABP”), the Deferred Annual Bonus Plan (“DABP”), the Share Value Plan (“SVP”), the Performance Share Plan (“PSP”), Deferred Investment Awards (“DIA”), or any other variable remuneration structures operated by the Company or any other member of the Group from time to time (the “Awards”).

1.2.

The Discretionary Malus and Clawback Policy will apply to all Awards. The Discretionary Malus and Clawback Policy in force at the time of such Awards will apply to those Awards and will be notified to Employees through any means determined by the Committee. Notwithstanding that Employees will be separately asked to agree to the terms of the Discretionary Malus and Clawback Policy when accepting an Award, and also may have specific clauses included in certain employment contracts or service agreements, all Awards will be subject to the Discretionary Malus and Clawback Policy irrespective of any separate agreement or specific clauses.

1.3.	The Discretionary Malus and Clawback Policy will continue to apply to an Employee following termination of his or her employment until the end of the Recovery Period (defined below).
2.	MALUS AND CLAWBACK CIRCUMSTANCES
2.1.

The Committee will be entitled, at its discretion, at any time during the period ending (i) two years after the payment of any cash Award granted under the ABP; (ii) two years after the vesting of any share-based Award (each the “Recovery Period”) to apply:

a)	malus to any unpaid or unvested Award (or any part of any unpaid or unvested Award); and/or
b)	clawback to any paid or vested Award (or any part of any paid or vested Award).

2.2.

At the Committee’s sole discretion, the Committee may notify an Employee of an extension to the Recovery Period or a delay to the vesting or payment of an Award or the expiry of any holding or retention period pending the outcome of investigations and consideration of the findings of those considerations by the Committee.

3.	RECOVERY TRIGGERS
3.1.

At any time before the end of the relevant Recovery Period, the Committee may, on such basis as it considers in its absolute discretion to be fair, reasonable, and proportionate, undertake any of the actions specified in clauses 5 and 6 where:

a)

results announced for any financial year have subsequently been determined by the Committee to be materially financially inaccurate or misleading, irrespective of whether the Employee subject to this Discretionary Malus and Clawback Policy was or is at fault;

b)

there has been a failure of risk management which has resulted in material financial loss for the business unit or profit centre in which the Employee worked, irrespective of whether the Employee subject to this Discretionary Malus and Clawback Policy was or is at fault;

c)

any error or material misstatement has resulted in an overpayment to Employees, whether in the form of Awards, assessment of Employee performance, the Company’s or Group member’s accounts or otherwise;

d)	there has been an instance of corporate failure of the Group, including (but not limited to) administration or liquidation;
e)

an Employee has left employment in circumstances in which the Award has not lapsed and facts have emerged which, if known at the time, would have caused the Award to lapse on leaving or cause or would have caused the Committee to exercise its discretion under the applicable plans differently;

f)	the Employee is subject to any disciplinary action or investigation or the Committee considers that his or her conduct or performance has been in breach of:
i.	his or her employment contract;
ii.	any laws, rules or codes of conduct applicable to him or her;
iii.	the standards reasonably expected of a person in his or her position.
g)

any team, business area, member of the Group or profit centre in which the Employee works has been subject to any regulatory investigation or has been in breach of any laws, rules or codes of conduct applicable to it or the standards reasonably expected of it;

h)

in relation to malus only, the Committee determines, in its discretion that the underlying financial health of the Group or any member of the Group or any business unit has significantly deteriorated such that there are severe financial constraints on the Group which preclude or limit the Group’s or member of the Group’s ability to facilitate the funding of Awards;

i)

any behaviour, action or omission which the Committee determines has caused material reputational damage to the Group or any member of the Group (or which would have caused material reputational damage to the Group's reputation had it been made public) for which the Employee is accountable or the Employee’s conduct is materially adverse to the interests of the Company;

j)	any other matter which, in the reasonable opinion of the Committee is required to be considered to comply with prevailing legal and/or regulatory requirements.
4.	MALUS APPLICATION
4.1.	Where the Committee has exercised discretion under the Discretionary Malus and Clawback Policy to apply malus to an Award at any time during the relevant Recovery Period, the Committee can:
a)	reduce the number of shares or cash amount subject to an Award;
b)	lapse the Award;
c)	determine some or all of the shares held as part of an Award will be forfeited;
d)	delay the payment or vesting of the Award or the expiry of any holding or retention period applicable to the Award;
e)	impose additional conditions on the payment or vesting of the Award or the end of the holding or retention period; and/or

f)	determine that, if any Award, bonus, or other benefit might have been granted or paid to the Employee in any later year, such Award, bonus or other benefit will be reduced or not awarded.
4.2.	The Committee may exercise its discretion irrespective of whether any applicable performance conditions attached to the Awards have been satisfied.
5.	CLAWBACK APPLICATION
5.1.	Where the Committee has exercised discretion under the Discretionary Malus and Clawback Policy to apply clawback to an Award at any time during the relevant Recovery Period, the Committee can:
a)	require repayment, in cash or shares, of the Award on such terms and over such period as agreed with the Committee;
b)

deduct from any future payment to be made to the Employee in connection with any discretionary bonus plans or other incentive arrangements such amount as is required for the clawback to be satisfied in full;

c)	reduce the number of shares that would become available to the Employee upon the vesting or exercise of any outstanding Award held by the Employee; and/or
d)	forfeit Awards subject to a holding or retention period, if applicable.
5.2.	The Committee may exercise its discretion irrespective of whether any applicable performance conditions attached to the Awards have been satisfied.
5.3.

Clawback will normally be applied in respect of any gross amounts received by an Employee but the Committee has discretion to determine that the net of tax and social security amount should be subject to clawback.

6.	DECISION MAKING
6.1.

Any decision under the Discretionary Malus and Clawback Policy shall be taken by the Committee (in relation to the Executive Directors and other members of the Executive Team) or such other committee or body so delegated by the Committee (for all other Employees) in their discretion having considered all relevant, material information available to them.

6.2.

Misconduct and other trigger events can take years to come to light. For the avoidance of doubt, malus and clawback may be applied in respect of any Awards (or part of any Award) at any time during the relevant Recovery Period, even where the Award does not relate to performance for the year in which the trigger event occurred or came to light. Where malus and clawback are applied to Awards before the full impact of the trigger event is known, subsequent action may also be taken to ensure the final outcome in respect of any Award fully reflects the impact of the event.

6.3.	Any action taken under this Discretionary Malus and Clawback Policy taken by the Committee will be without prejudice to any other rights or remedies that may be available to them.
6.4.	In determining whether and to what extent to apply malus and/or clawback, the Committee will consider:
a)	the Employee’s proximity to the matter in question;
b)

the Employee’s level of responsibility and accountability, contributing to the circumstances. Direct culpability will be the most serious, but an Employee may still be subject to this Discretionary Malus and Clawback Policy even if they are not directly at fault (as set out above);

c)	the Employee’s supervisory or managerial responsibility for a culpable team member;
d)	any other circumstances pointing to control weakness, poor performance, misbehaviour or misconduct;
e)	the cost of fines or other actions against the Group;
f)	direct and indirect financial loss(es) attributable to the relevant failure;
g)	reputational damage or potential reputational damage to the Group;
h)	the impact on the Group’s relationship with its stakeholders, including shareholders, customers, team members, creditors and counterparts; and/or
i)	any other criteria the Committee considers relevant.
6.5.

As appropriate, the Committee will consult with different departments within the Group, including Finance, HR and Reward to obtain information relevant to the circumstances of malus and clawback being considered. The Employee will be invited to provide reasonable representation (in writing or as otherwise agreed by the Committee) within such period as set by the Committee, to be considered in the determination.

6.6.

To the extent possible, at the conclusion of the procedure, an Employee to whom malus and clawback may be applied will be informed of the Committee’s decision and will be provided with a summary of the reasons for that decision.

PART B

MANDATORY CLAWBACK POLICY

1.	STATEMENT OF POLICY
1.1.

The Company shall recover reasonably promptly the amount of erroneously awarded Incentive-Based Compensation (as defined herein) in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Restatement”).

1.2.

The Company shall recover erroneously awarded Incentive-Based Compensation in compliance with this Mandatory Clawback Policy except to the extent provided under the section entitled “Exceptions” below.

2.	SCOPE OF POLICY
2.1.	Covered Persons and Recovery Period.

This Mandatory Clawback Policy applies to all Incentive-Based Compensation received by a person:

a)	after beginning service as an Executive Officer,
b)	who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation,
c)	while the Company has a class of securities listed on NYSE (or any other recognized US stock exchange), and
d)	during the three completed fiscal years immediately preceding the date that the Company is required to prepare a Restatement (the “Mandatory Recovery Period”).

Notwithstanding this look-back requirement, the Company is only required to apply this Mandatory Clawback Policy to Incentive-Based Compensation received on or after 2 October 2023.

For purposes of this Mandatory Clawback Policy, Incentive-Based Compensation shall be deemed “received” in the Company’s fiscal period during which the Financial Reporting Measure(s) (as defined herein) specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

2.2.	Transition Period.

In addition to the Mandatory Recovery Period, this Mandatory Clawback Policy applies to any transition period (that results from a change in the Company’s fiscal year) within or immediately following the Mandatory Recovery Period (a “Transition Period”), provided that a Transition Period between the last day of the Company’s previous fiscal year end and the first day of the Company’s new fiscal year that comprises a period of nine to 12 months will be deemed a completed fiscal year. For clarity, the Company’s obligation to recover erroneously awarded Incentive-Based Compensation under this Mandatory Clawback Policy is not dependent on if or when a Restatement is filed.

2.3.	Determining Recovery Period.

For purposes of determining the relevant Recovery Period, the date that the Company is required to prepare the Restatement is the earlier to occur of:

a)

the date the Board, a committee of the Board, or the officer or officers of the Company authorised to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, and

b)	the date a court, regulator, or other legally authorised body directs the Company to prepare a Restatement.
3.	AMOUNT SUBJECT TO RECOVERY
3.1.	Recoverable Amount.

The amount of Incentive-Based Compensation subject to recovery under this Mandatory Clawback Policy is the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based

Compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid.

3.2.	Covered Compensation Based on the Company’s Ordinary Share Price or TSR.

For Incentive-Based Compensation based on the price of the Company’s ordinary shares or total shareholder return (“TSR”), where the amount of erroneously awarded Incentive-Based Compensation is not subject to mathematical recalculation directly from the information in a Restatement, the recoverable amount shall be based on a reasonable estimate of the effect of the Restatement on the ordinary share price or TSR upon which the Incentive-Based Compensation was received. In such event, the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE.

4.	EXCEPTIONS
4.1.

The Company shall recover erroneously awarded Incentive-Based Compensation in compliance with this Mandatory Clawback Policy except to the extent that the conditions set out below are met and the Committee has made a determination that recovery would be impracticable:

a)	Direct Expense Exceeds Recoverable Amount.

The direct expense paid to a third party to assist in enforcing this Mandatory Clawback Policy would exceed the amount to be recovered; provided, however, that before concluding it would be impracticable to recover any amount of erroneously awarded Incentive-Based Compensation based on the anticipated expense of enforcement, the Company shall make a reasonable attempt to recover such erroneously awarded Incentive-Based Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the NYSE.

b)	Violation of Home Country Law.

Recovery would violate applicable English law where that law was adopted prior to November 28, 2022; provided, however, that before concluding it would be impracticable to recover any amount of erroneously awarded Incentive-Based Compensation based on violation of English law, the Company shall obtain an opinion of English counsel, acceptable to the NYSE, that recovery would result in such a violation, and shall provide such opinion to NYSE.

c)	Recovery from Certain Tax-Qualified Retirement Plans.

Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

5.	PROHIBITION AGAINST INDEMNIFICATION
5.1.	The Company shall not indemnify any Executive Officer or former Executive Officer against the loss of erroneously awarded Incentive-Based Compensation.
6.	DISCLOSURE
6.1.

The Company shall file all disclosures with respect to recoveries under this Mandatory Clawback Policy in accordance with the requirements of all the U.S. federal securities laws, including the disclosure required to be included in applicable SEC filings.

7.	DEFINITIONS

Unless the context otherwise requires, the following definitions apply for purposes of this Mandatory Clawback Policy:

“Executive Officer” means the Company’s president, principal financial officer, principal accounting officer (which may be the same individual as principal financial officer, but if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policymaking functions for the Company. Executive officers of the Company’s subsidiaries are deemed Executive Officers of the Company if they perform such policy making functions for the Company. Policy-making function is not intended to include policymaking functions that are not significant. Identification of an Executive Officer for purposes of this Mandatory Clawback Policy will include at a minimum executive officers identified pursuant to 17 CFR 229.401(b). The Executive Officers shall comprise the “Chief Executive Officer and Chief Financial Officer” identified as such in the Company’s Annual Report and Form 20-F.

“Financial Reporting Measures” means any of the following: (i) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, (ii) stock price and (iii) TSR. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC.

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

8.	AMENDMENT; TERMINATION
8.1.	The Committee may amend this Mandatory Clawback Policy from time to time and may terminate this Mandatory Clawback Policy at any time, in each case in its sole discretion.
9.	EFFECTIVENESS; OTHER CLAWBACK RIGHTS
9.1.

This Mandatory Clawback Policy shall be effective as of 19 February 2026. Any right of clawback under this Mandatory Clawback Policy is in addition to, and not in lieu of, any other remedies or rights of clawback that may be available to the Company and its subsidiaries and affiliates under applicable law or pursuant to the terms of any similar policy or similar provision in any employment agreement, equity award agreement or similar agreement.